上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2007 SEP 17 A 10:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/07

31st August 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07026497

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

BEST AVAILABLE COPY

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of two announcements both dated 30th August 2007 in respect of 2007 interim results pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcements shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Marina Wong
Company Secretary

Encls.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

dlw 9/17

M:\Kylie\Letter\Letter Format (363)\Ltr to SEC (ADR).doc

香港告士打道39號夏愨大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel: (852) 2529 5652 Fax: (852) 2529 5067

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

ANNOUNCEMENT OF 2007 INTERIM RESULTS
(Unaudited)

HIGHLIGHTS

	First Half of 2007 *HK$'000*	First Half of 2006 *HK$'000*	Change %
Turnover	**3,916,952**	3,401,805	+15.1%
Gross profit	**1,485,877**	1,308,571	+13.5%
Profit before taxation	**1,192,990**	841,862	+41.7%
Profit attributable to shareholders	**932,910**	625,375	+49.2%
Interim dividend	**HK37 cents**	HK22 cents	+68.2%
Earnings per share – Basic	**HK96.3 cents**	**HK64.6 cents**	+49.1%
– Diluted	**HK95.9 cents**	**HK64.2 cents**	+49.4%

BUSINESS REVIEW

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") is pleased to announce that the unaudited consolidated profit attributable to shareholders for the six months ended 30th June 2007 reached a record high of HK$933 million, representing an increase of 49.2% over the corresponding period last year. Turnover increased 15.1% to HK$3,917 million. Net profit from infrastructure facilities, medicine and consumer products businesses amounted to HK$144 million, HK$71.85 million and HK$624 million, accounting for 16.9%, 8.4% and 73.0% of the Group's net profit excluding net corporate income ("Net Business Profit") respectively.

During the period, the Group's core businesses outperformed expectation, laying a solid foundation for the Company. With support from all relevant parties, it is gratifying to note that the Group's orderly participation in the strategic restructuring of quality state-owned real estate resources in Shanghai achieved major breakthroughs. Remarkable progress in divesting non-core businesses helped contribute to the success of the Group's business transformation.

During the period, the infrastructure facilities business contributed HK$144 million to the Group's profit. Traffic volume for the two toll roads as well as turnover for the water services continued to increase. The expansion and widening of the Shanghai-Nanjing Expressway (Shanghai Section) has commenced and is progressing in full force. The division's profit contribution however decreased as there was an after-tax exceptional gain of HK$244 million arising from the disposal of the ports and container projects for the same period of the previous year.

For the period under review, the medicine business achieved a turnaround in profits and contributed a total of HK$71.85 million to the Group's profit. The movement between the periods principally reflected the exceptional loss of HK$215 million in 2006 arising from the share reform plan of Shanghai Industrial Pharmaceutical Investment Co. Ltd. ("SI Pharmaceutical"). The operating environment of the pharmaceutical industry in the PRC is becoming more favourable than the previous period, and this is expected to lead to a new round of accelerated development after the recession.

Profit growth for Nanyang Brothers Tobacco Co. Ltd. ("Nanyang Brothers"), The Wing Fat Printing Co. Ltd. ("Wing Fat Printing") and Bright Dairy and Food Co. Ltd. ("Bright Dairy") was remarkable. Together with an after-tax exceptional gain of HK$155 million arising from the divestment of the automobiles and parts business, contribution from the consumer products business increased significantly by 185% to HK$624 million during the period.

Real Estate

During the period, the Company announced an agreement with Xuhui District State-owned Assets Administrative Committee to acquire a 40% equity interest of Shanghai Urban Development (Holdings) Co. Ltd. ("Shanghai Urban Development"), a state-owned enterprise in Shanghai engaged in real estate business, for a consideration of approximately RMB2,131 million. All approval procedures for the transaction were completed in July this year. The results of Shanghai Urban Development will be reflected in the Group's accounts for the second half of the year. As the sale proceeds of certain units pre-sold will be recorded by Shanghai Urban Development upon delivery in the following year, substantial earnings growth is expected from the company.

The investments in Shanghai Urban Development is expected to provide the Company a resourceful foray into the real estate market in Shanghai, enabling it to rapidly establish real estate as one of its core businesses and to maintain a leading position in the market. The expansion and integration of the real estate business will benefit from the solid financial strength of the Company --- a low gearing ratio and a strong cash flow position. The Group expects to spend greater efforts in further expanding the scale of its investments with a view to enhance its profitability.

Established in 1996, Shanghai Urban Development is specialized in real estate development and property sales as well as leasing and management. It has a land bank of more than 2 million square meters gross floor area, which includes commercial and residential development projects in Shanghai, Kunshan (Jiangsu province), Changsha (Hunan province) and Hefei (Anhui province). Among them are "Xujiahui Centre" and "Urban Cradle". "Xujiahui Centre" is located above the Xujiahui subway station in the main commercial hub of Shanghai, with a planned development site area of approximately 13.2 hectares and a planned total gross floor area of approximately 630,000 square meters. It will be the largest comprehensive commercial project in downtown Shanghai. Planned investment of the project will be in the region of RMB20 billion. "Urban Cradle" is the largest residential project in the middle ring road territory of Shanghai with a planned development site area of 94.3 hectares. It has a total gross floor area of approximately 830,000 square meters. The planned investment amount will reach RMB6 billion. The development of these major strategic projects will bring steady income sources to the Group.

Shanghai Urban Development is among the Class A real estate development companies endorsed by the Ministry of Construction. The management team is experienced in the development of real estates. The company enjoys good reputation in the real estate industry in Shanghai, winning honours including "Top 100 Real Estate Enterprises in the PRC" and "Top Ten Fastest Growing Real Estate Enterprises" in 2006, "Top 50 Real Estate Developer in Shanghai", "Shanghai Urban" and its corporate logo were selected as the "Renowned Brand Names in Shanghai". Successful residential housing projects completed by Shanghai Urban Development in recent years included Kangjian Star (康健星辰), Yishiyijia (宜仕怡家), Seattle (西雅圖) and Fuyuanhui Place (福源匯居).

Infrastructure facilities

During the period, profit contribution from the infrastructure facilities segment reached HK$144 million, accounting for 16.9% of the Group's Net Business Profit. The profit contribution of the division for the period however dropped as there was an after-tax exceptional gain of HK$244 million arising from the disposal of ports and container project for the same period last year. The Group will endeavour to complete the acquisition of additional toll road projects within this year. If such acquisitions materialize, the profit contribution of the infrastructure facilities business to the Group will increase.

The expansion and widening of the Shanghai-Nanjing Expressway (Shanghai Section) has commenced and is progressing in full force. In order to minimize disruptions from the construction, the Company formulated several crises management proposals to manage contingencies that may arise during the construction period. As of June 2007, the daily average traffic flow at the exit of the Shanghai-Nanjing Expressway (Shanghai Section) reached approximately 69,000, representing an increase of 21% over the same period last year. The expansion and widening of the Shanghai-Nanjing Expressway (Shanghai Section) is proceeding on schedule. The section continued to benefit from certain government compensations in its expansion and widening works during the period. Toll revenue and compensation received amounted to HK$235 million, and the section contributed HK$165 million to the Group's profit. During the first half of the year, the construction cost incurred by the project company was HK$263 million, accumulating to HK$963 million in aggregate.

Toll revenue from Yongjin Expressway (Jinhua Section) has been increasing gradually. During the period, toll revenue increased by 35.3% to HK$69.23 million. The daily average traffic flow reached 11,200. With the section becoming more popular among highway users, it is believed that there is considerable room for toll revenue growth.

General Water of China Co. Ltd. ("General Water of China") was ranked by H2O-China.com as one of the Top 10 Influential Water Services Companies in the year 2006. This represented the fourth consecutive year that the company has received such accreditation, and reflected its recognition in the market. The consolidated revenue of the six projects in operations managed by General Water of China increased 15.1% to HK$187 million. In view of the pace of business development, the funding requirement of General Water of China is increasing. General Water of China will attend to the issue by further improving its capital structure. Meanwhile, the company will strive to improve the performance of its water supply and sewage treatment projects to attain economies of scale, and to complete all construction works on schedule.

Medicine

The medicine business achieved a turnaround in profits during the period and contributed HK$71.85 million profits to the Group, accounting for 8.4% of the Group's Net Business Profit. The movement between the periods principally reflected the exceptional loss of HK$215 million in 2006 arising from the share reform plan of SI Pharmaceutical. The pharmaceutical industry in the PRC is still facing the pressure of price decreases and cost increases. Nevertheless, the overall operating environment is becoming more favourable than the previous period, and this is expected to lead to a new round of accelerated development after the recession.

During the period, growth in the sales of the Group's Chinese medicine and health food businesses increased steadily, rising 7.68% to HK$871 million over the same period last year. Sales for the "Dengfeng" series of drugs increased by 2.94% and reached HK$257 million. Sales for the "Dinglu" and "Herbapex" series of drugs increased by 23.73% and 27.46% to HK$74.1 million and HK$70.31 million respectively. Sales for the "Huqingyutang" series of drugs reached HK$95.76 million representing an increase of 4.21%. Sales for the "Qingchunbao" series of health food products increased by 11.26% to HK$228 million.

Sales income from chemical drugs of HK$792 million was reached during the period, representing an increase of 13.82% over the same period last year. Sales of hypertension drugs increased 18.66% to HK$102 million.

During the period, sales of biomedicine amounted to HK$163 million, slightly less than the corresponding period last year. The completion of the acquisition of a 100% interest in Changzhou Techpool Pharma Co. Ltd. during the period optimized the shareholding structure for the Techpool series of companies, thereby strengthening the control of Guangdong Techpool Biochem Pharma Co. Ltd. over raw materials supply. The sales of "Techpool Luoan", a principal biomedicine of the Group, increased 14.99% to HK$69.73 million.

Focusing on the domestic market, sales of medical equipment by Shanghai Medical Instruments Co. Ltd. reached HK$267 million, representing a decrease of 7.99% over the same period last year.

Consumer Products

During the period, profits from the consumer products business recorded an impressive growth of 185% to HK$624 million, accounting for 73% of the Net Business Profit of the Group. The increase in profit was mainly attributable to the disposals of its non-controlling stakes in Shanghai Huizhong Automotive Manufacturing Co. Ltd., Shanghai Wanzhong Automotive Components Co. Ltd. and Shanghai SIIC Transportation Electric Co. Ltd. during the period, which contributed an after-tax exceptional gain of HK$155 million. In addition, the Group also shared the results of the automobiles and parts business bringing about HK$150 million profit contribution during the period.

Nanyang Tobacco achieved remarkable results in the first half of 2007. Various measures were taken by Nanyang Tobacco to optimize its market mix, upgrade technology, refine management system and build up corporate identity. As a result, encouraging results were achieved. During the period, the company recorded a robust growth in both sales and profits of 18.9% and 25.2% to HK$933 million and HK$201 million respectively. Whilst Nanyang Tobacco continued to strive for structural changes, more efforts were devoted to upgrading

its technologies, as well as redeveloping and upgrading the production lines. These initiatives facilitated the modernization of equipment. During the period, the company also started training activities for the certification of ISO9001:2000 quality assurance system.

The business of Wing Fat Printing continued to grow. In addition to the printing of quality packaging materials, the business mix of Wing Fat Printing has extended to production of carton boards and paper trading. The business scale of Wing Fat Printing has grown to a size sufficient to command a separate listing status. In August this year, the Group submitted a formal application to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the spin-off of Wing Fat Printing on the Main Board of the Stock Exchange. It is expected that the shares of Wing Fat Printing will be listed on the Stock Exchange by the end of this year. The successful listing of Wing Fat Printing will enable the company to access both equity and debt capital markets and to accelerate its future business development.

Enhancement of product competitiveness remained the priority of Bright Dairy. Through the integration of organization structure, tightening control of production and enhancement of market capability, improvement in both turnover and net profits of Bright Dairy during the period was seen. During the first half of 2007, turnover of the company increased 10.7% to HK$3,847 million. Net profit increased 7.89% to HK$101 million. Sales from dairy products increased 10.7% to HK$3,000 million. Income from dairy products in Shanghai area increased 11.03% to HK$947 million, whilst income from other areas increased 10.49% to HK$2,053 million. Bright Dairy launched several new products in the first half of 2007, including "Bright Dairy e+ Probiotics Cane Sugar-free Low Fat Xylitol Yogurt", "AB100 Fruit Cubes Yogurt", "Low Fat Milk" and "Delight (暢優)" series of products. Positive signs in the macroeconomic environment, increase in disposable income of urban residents, mild inflation and increase in savings, these coupled with the policy directions of the central government, provide the dairy products industry catering for health food with ample room for sustainable development.

Turnover for the supermarket chains business operated by Lianhua Supermarket Holdings Co. Ltd. ("Lianhua Supermarket") grew 7.54% to HK$8,981 million. Profit attributable to shareholders reached HK$140 million, representing an increase of 1.37% over the same period in the previous year. As at 30th June 2007, Lianhua Supermarket had a total of 3,649 directly operated and franchised outlets (not including outlets operated by associated companies). The company continued to maintain its market leading position in the PRC. Ever since the company commenced the transformation of supermarkets in 2005, its modern business models have successfully attracted a group of middle to high-end consumers. A total of 42 supermarkets were transformed by the company during the period under review. Accumulatively, the company had transformed 137 supermarkets in total. The average daily sales and the average daily volume of customers of transformed outlets rose by approximately 19.16% and 12.42% respectively, as compared to the corresponding period

of last year. During the period under review, Lianhua Supermarket continued to develop and promote the online supply chain management platform project (B2B project) among the suppliers. Currently, over 50% of its suppliers have registered with such management platform. The system enhanced the company's products satisfaction rate effectively. The turnover of inventory of its outlets and suppliers were both improved.

Others

During the period, the sales of Semiconductor Manufacturing International Corporation ("SMIC") increased 7.1% to HK$5,952 million. Net profit was HK$52.31 million, a turnaround as compared from the loss in the same period of the previous year. Looking at the recent market trends, mobile phone applications continued to grow in demand as well as in variety. Strong foundry demand was also noted for power management ICs and consumer applications such as personal multimedia players and MP3 and MPEG4 applications. It is expected by SMIC that total revenue will increase 2% to 5% for the third quarter of 2007 while revenue contribution from the 90-nanometer node will continue to increase. The company is currently developing an 8Gb NAND flash product and the 2Gb NAND flash product is expected to reach the market in the second half of this year. This milestone demonstrates SMIC's technological and manufacturing capabilities and strategically positions SMIC as one of the foundry service providers in the NAND flash market.

PROSPECTS

Our series of strategic moves -- penetration in the real estate business, divestment of non-core businesses and restructuring of assets -- reflected the Company's overall development strategy and its determination to pursue persistent and steady earnings growth with consumer products as foundation and real estate, infrastructure and medicine as core development sectors.

On the real estate business, while capitalizing on its unique position with Shanghai background and the resources of its controlling shareholder, the Group will leverage on the expertise of its management as well as the extensive experience of Shanghai Urban Development to step up efforts in the acquisition of quality real estate projects and companies in Shanghai and the surrounding area. The Group will also participate in the strategic restructuring of state-owned real estate assets in Shanghai, increase land bank and premier properties, and enhance the overall profitability to an agreeable level as a core business.

To further expand its toll road business, the Group will actively pursue projects with excellent earnings prospects by expanding toll road operations in Shanghai and other fast-growing provinces. The Group will devote more efforts in its water services projects so as to maximize economies of scale for water supply and sewage treatment projects.

Endeavours will be made to improve the Group's capital structure and create better return for the shareholders.

As to the medicine business, the Group will quicken its pace to finalize the establishment of SI Pharmaceutical as a unified investment platform, and continue to adopt Chinese medicine and biomedicine as its principal development directions. Efforts will be devoted to consolidate our distribution network in the PRC, encourage new drug research and development, and pursue strategic cooperation with international pharmaceutical companies.

On the consumer products business, the Group will focus its efforts in enhancing operational efficiency and profitability as well as to strengthen sales and distribution channels. The Group will also leverage on its strong brand position to ensure steady cash flow from an enlarged revenue base.

Cai Lai Xing
Chairman

Hong Kong, 30th August 2007

INTERIM DIVIDEND

The Company maintains a stable dividend policy. The Board of Directors of the Company has resolved to pay an interim dividend for the six months period ended 30th June 2007 of HK37 cents (2006: HK22 cents) per share, which will be payable on Wednesday, 3rd October 2007 to Shareholders whose names appear on the Register of Members of the Company on Friday, 21st September 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 19th September 2007 to Friday, 21st September 2007, both days inclusive, during which period no transfer of shares will be effected. Notice of Dividend will be dispatched to Shareholders on or about Wednesday, 3rd October 2007. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Tricor Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on Tuesday, 18th September 2007.

REVIEW OF INTERIM RESULTS

The Audit Committee has reviewed the Company's unaudited consolidated interim results for the six months ended 30th June 2007.

CORPORATE GOVERNANCE

The Company has complied with all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange throughout the six months ended 30th June 2007.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF THE INTERIM REPORT

The 2007 Interim Report will be despatched to Shareholders in mid September 2007 and will be available at the Hong Kong Exchanges and Clearing Limited's website *(www.hkex.com.hk)*and the Company's website *(www.sihl.com.hk)* accordingly.

BOARD OF DIRECTOR

As at the date of this announcement, the Board comprises eight Executive Directors, namely, Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun; three Independent Non-Executive Directors, namely, Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis.

FINANCIAL REVIEW

Key Figures

Results	2007	2006	Change
	Unaudited Six months ended 30th June		
Turnover (HK$'000)	**3,916,952**	3,401,805	15.1%
Profit attributable to shareholders (HK$'000)	**932,910**	625,375	49.2%
Earnings per share – basic (HK cents)	**96.3**	64.6	49.1%
Dividend per share – Interim (HK cents)	**37**	22	68.2%
Dividend payout ratio	**38.4%**	34.1%	
Interest cover (note(1))	**22.2 times**	19.1 times	

Financial Position	**Unaudited 30th June**	Audited 31st December	
Total assets (HK$'000)	**24,668,636**	23,658,128	4.3%
Shareholders' equity (HK$'000)	**18,172,630**	17,505,381	3.8%
Net assets per share (HK$)	**18.74**	18.07	3.7%
Gearing ratio (note(2))	**9.5%**	10.0%	
Number of shares in issue (shares)	**969,531,000**	968,504,000	

Note (1) : (profit before taxation, interest expenses, depreciation and amortization) / interest expenses

Note (2) : interest-bearing loans/ (shareholders' equity + minority interests + interest-bearing loans)

I. Analysis of Financial Results

1. Profit Attributable to Shareholders of the Company

   Benefited from the stable growth of various major businesses and the gain from the disposal of non-core automobiles and parts businesses, the Group recorded a profit attributable to shareholders of HK$932.91 million for the first half of 2007, an increase of HK$307.54 million or 49.2% as compared to the same period in 2006.



HK$ million
1400
1200
1000
800
600
400
200
0
2003
2004
2005
2006
2007
profit for the second half of the year
profit for the first half of the year

2. Profit Contribution from Each Business

The profit contribution of each business to the Group during the period and the comparative figures of the corresponding period last year is summarized as follows:

	Unaudited		
	Six months ended 30th June		
	2007	2006	Change
	HK$'000	HK$'000	
Infrastructure facilities	**144,214**	448,515	(67.8)%
Medicine	**71,851**	70,023	2.6%
Consumer products	**623,634**	250,983	148.5%
Information technology	**14,552**	35,080	(58.5%)
Loss on share reform	-	(247,094)	

During the period, the profit from infrastructure facilities business declined by 67.8%, which was mainly attributable to the inclusion with a profit of approximately HK$243.67 million in the profit contribution for the same period last year from the disposal of 10% stake in Shanghai Pudong International Container Terminals Ltd. ("Pudong Container") and the dividend income of HK$38.42 million received therefrom.

Medicine business was still affected by pressure on product pricing, surge in cost of raw material and the adjustment on export tax refund policy. Operating profit for the period amounted to HK$71.85 million, representing a moderate increase from the same period last year after exclusion of an one-off loss on share reform.

The disposal of three non-core automobiles and parts entities by the Group was completed in the first half of the year, which recorded a disposal gain of HK$154.60 million. In addition, the increase of operating profit from each major entity in consumer product business, drove up the profit contribution of consumer product business. Of which, the profit of Nanyang Tobacco increased by 25.2% due to the increase in the volume of duty free and export sales. Wing Fat Printing also recorded a considerable increase in profit as a result of the growth in sales for cigarette and wine packaging.

During the period, benefited from the growth in orders from the Chinese local design companies and the receipt of management fees from the managed projects in Wuhan and Chengdu, SMIC posted a profit of approximately US$6.71 million for the first half of the year, amid the difficult pricing pressure in the dynamic random access memory ("DRAM") market. The first half results of information technology business for 2006 included not only the results of SMIC but also the gain on fair value changes of two strategic investments namely Shinhint Acoustic Link Holdings Ltd and Actions

Semiconductor Company Ltd, whereas no profit of similar nature were booked this period.

3. Turnover

	Unaudited		
	Six months ended 30th June		
	2007	2006	Change
	HK$'000	HK$'000	
Infrastructure facilities	**162,653**	122,064	33.3%
Medicine	**2,157,476**	1,885,791	14.4%
Consumer products	**1,596,823**	1,393,950	14.6%
	3,916,952	3,401,805	15.1%


1H2007
4.1%
40.8%
55.1%
1H2006
3.6%
41.0%
55.4%
Infrastructure facilities
Medicine
Consumer products

The turnover of the Group for the period increased by 15.1% with the same period last year, whereas the turnover for each business recorded lucrative increase. Of which, the turnover of infrastructure facilities business posted an increase of approximately 33.3%. This was attributable to the average daily traffic volume of Hu-Ning Expressway (Shanghai Section) reached 69,000 units, representing a 21% growth as compared with the same period last year and the increase in average toll revenue per vehicle.

Benefited from the growth in volume of duty free and export sales, the turnover of Nanyang Tobacco increased by 18.9%, driving up the turnover of consumer product business by 14.6%

Although the medicine business continued to be affected by price surge of raw material, the adjustment in export tax refund policy and pressure on pricing, there were signs of improvement in the operating environment of the medicine industry during the period, with the growth in turnover of the Group's medicine business by 14.4%.

4. Profit before Taxation

(1) Gross Profit Margin

The gross profit margin for the period was 37.9%, declined by 0.6 percentage point when compared with the gross profit margin of 38.5% in the same period last year. The decline was mainly attributable to the increase in the proportion of medicine retailing turnover for which the gross profit margin was relatively low.

(2) Investment Income

The decrease in investment income was mainly attributable to a gain of HK$268.07 million on the disposal of 10% stake in Pudong Container and its dividend income of HK$38.42 million was recorded last year.

(3) Other Income

Other income was mainly the toll revenue deficiency compensation from Hu-Ning Expressway of approximately HK$67.58 million. The increase in traffic volume at Hu-Ning Expressway reduced the toll revenue deficiency, with the decrease in the amount of compensation by approximately HK$29.15 million.

(4) Share of Results of Jointly Controlled Entities

With the turnaround in the operating results of Shanghai Huizhong Automotive Manufacturing Co. Ltd., a profit of HK$126.34 million was contributed to the Group and resulted in significant improvement for the share of results of jointly controlled entities.

(5) Share of Results of Associates

The increase of share of results of associate was mainly attributable to the turnaround of SMIC, which was benefited from favourable factors including the growth in orders from the Chinese local design companies and the receipt of management fees from the managed projects in Wuhan and Chengdu amid difficult pricing pressure in the DRAM market.

(6) Net Gain on Disposal of Interests in Subsidiaries, Jointly Controlled Entities and Associates

The disposal of three entities engaged in automobiles and parts business was completed during the period, which recorded a disposal gain of HK$154.60 million by the Group.

5. Dividend

The Board of Directors has declared an interim dividend of HK37 cents per share. The dividend payout ratio is 38.4%. The dividend increased by 68.2% and 4.3 percentage points as compared to the interim dividend of 22 cents per share and payout ratio of 34.1% respectively for 2006.

II. Financial Position of the Group

1. Capital and Shareholders' Equity



HK$ billion
20
18
16
14
12
10
8
6
4
2
0
2003
2004
2005
2006
'6/2007
Shareholders' Equity

As at 30th June 2007, the Group has a total of 969,531,000 shares in issue, which was increased by 1,027,000 shares, as compared with the 968,504,000 shares in issue at the end of 2006 attributable to the exercise of share option by the staff during the period.

The Group's financial position remained strong. Shareholders' equity increased by approximately HK$667.25 million to approximately HK$18,172.63 million as at 30th June 2007, which was attributable to both net profits and the increase in number of shares after deducting the dividend actually paid this period.

2. Indebtedness

(1) Borrowings

The Group obtained a five-year term and revolving syndication loan facilities of HK$3 billion last year through SIHL Finance Limited, its wholly-owned subsidiary. This facility was retained as a stand-by facility at an attractive interest rate level for the Group.

As at 30th June 2007, the total borrowings of the Group amounted to approximately HK$2,143.03 million (31st December 2006 : HK$2,186.85 million), of which 85.0% (31st December 2006 : 83.3%) was an unsecured credit facility.

(2) Pledge of assets

As at 30th June 2007, the following assets were pledged by the Group to banks in order to secure general banking facilities granted by these banks to the Group:

(a) plant and machinery with a carrying value of approximately HK$23,833,000 (31st December 2006 : HK$22,857,000);

(b) leasehold land and buildings with a carrying value of approximately HK$258,788,000 (31st December 2006 : HK$195,494,000);

(c) motor vehicles with a carrying value of approximately HK$124,000 (31st December 2006 : HK$82,000); and

(d) bank deposit of approximately HK$7,800,000 (31st December 2006 : HK$560,000).

In addition, at 30th June 2007, certain of the Group's plant and machinery with a carrying value of HK$175,222,000 (31st December 2006 : HK$180,322,000) were pledged to an independent third party which provided a guarantee to a bank in respect of a bank loan granted to the Group.

At 30th June 2007, the Group had bank deposits of approximately HK$125 million (31st December 2006: HK$28.0 million) pledged to banks in respect of banking facilities granted to invested entities.

(3) Contingent liabilities

As at 30th June 2007, the Group has given guarantees to banks in respect of banking facilities utilized by a jointly controlled entity, associates and a third party of HK$231.53 million (31st December 2006 : HK$64.80 million) in total.

3. Bank Deposits and Short-term investments

As at 30th June 2007, bank balances and short-term investments held by the Group amounted to HK$7,364.96 million (31st December 2006 : HK$6,805.56 million) and HK$1,439.96 million (31st December 2006 : HK$1,660.11 million) respectively. The proportions of US dollars, Renminbi and HK dollars in the bank balances were 55%,

38% and 7% (31st December 2006 :59%, 29% and 12%) respectively. Short-term investments were mainly consisted of investments such as funds, equity linked notes, bonds and Hong Kong listed shares.

At present, the Group is in a net cash position, which has sufficient working capital and a healthy interest cover. However, the Group will review market situation from time to time and seek opportunities to optimize capital structure after taking into account the development of the Company.

III. Management Policies for Financial Risk

1. Exchange Rate Risk

The Group mainly operates in China and the Hong Kong Special Administrative Region and the exposure in exchange rate risks mainly arises from fluctuations in the US dollar, HK dollar and Renminbi exchange rates. Exchange rate fluctuations and market trends have always been the concern of the Group. As the HK dollar and Renminbi are both under managed floating systems, the Group, after reviewing its exposure for the time being, did not enter into any derivative contracts for the purpose of mitigating exchange rate risks during the period.

2. Interest Rate Risk

In order to exercise prudent management against interest rate risk, the Group will continue to review the market trend, as well as its business operations needs and its financial position, so as to arrange the interest rate hedging means as appropriate.

3. Credit Risk

The Group's principal financial assets are bank balances and cash, equity and debt investments, trade and other receivables. The Group's trade and other receivables presented in the balance sheet as at the end of the period are net of allowances for doubtful receivables. An allowance for impairment is made according to the Group's accounting policy or where there is an identified loss event, based on previous experience, is an evidence of a reduction in the recoverability of cash flows.

With respect to the credit risk of the Group's treasury operations, the Group's bank balances and cash, securities and debt investments must be placed and entered into with financial institutions of good reputation. There are strict requirements and restrictions as to the outstanding amount and credit ratings on equity and debt investments to be held, so as to minimize the credit risk exposed to the Group from its financial investments.

IV. Post Balance Sheet Events

1. Investment in Shanghai Urban Development for a 40% shareholdings

   On 27th June 2007, the Company and Xuhui District State-owned Assets administrative Committee entered into the Capital Contribution Agreement, pursuant to which the Company has agreed to make a capital contribution of RMB2,130,660,600 to Shanghai Urban Development in return for a 40% equity interest in Shanghai Urban Development. An amount of RMB220,000,000 was paid before 30th June 2007 by the Company to Shanghai United Assets and Securities Exchange as deposit to secure the performance by the Company of its obligations to pay the capital contribution. The balance of about HK$1,905 million is disclosed as capital commitment. The capital contribution to Shanghai Urban Development was approved by the relevant approval authority on 31st July 2007.

2. Placing of 96,900,000 new shares at a price of HK$31.2 per share

   On 16th July 2007, the Company, a wholly-owned subsidiary of Shanghai Industrial Investment (Holdings) Company Limited ("SIIC") and the placing agent entered into a placing agreement. The placing agent placed 96,900,000 existing shares of HK$0.10 each in the Company held by SIIC at a price of HK$31.2 each. On the same date, SIIC also entered into a subscription agreement with the Company to subscribe for 96,900,000 new shares of HK$0.10 each in the Company at a price of HK$31.2 each. The placing completed on 18th July 2007.

3. Spin-off and separate listing of Wing Fat Printing on the Main Board of the Stock Exchange

   On 29th August 2007, the Company announced that Wing Fat Printing, a subsidiary of the Company, submitted an advance booking form with the Stock Exchange for an application for the listing on the Main Board of the Stock Exchange.

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30TH JUNE 2007

	Notes	Unaudited Six months ended 30th June 2007 HK$'000	2006 HK$'000
Turnover	3	**3,916,952**	3,401,805
Cost of sales		**(2,431,075)**	(2,093,234)
Gross profit		**1,485,877**	1,308,571
Investment income		**211,680**	493,525
Other income		**102,642**	131,795
Distribution costs		**(550,402)**	(489,362)
Administrative expenses		**(396,453)**	(394,282)
Finance costs		**(64,105)**	(56,799)
Share of results of jointly controlled entities		**138,330**	7,723
Share of results of associates		**103,376**	92,779
Net gain (loss) on disposal of interests in subsidiaries, jointly controlled entities and associates		**159,482**	(4,994)
Dilution loss on share reform of a subsidiary		**-**	(214,955)
Allowance for loss on share reform of an associate		**-**	(32,139)
Discount on acquisition of interest in a subsidiary		**2,563**	-
Profit before taxation		**1,192,990**	841,862
Income tax expenses	4	**(133,441)**	(112,897)
Profit for the period	5	**1,059,549**	728,965
Attributable to			
- Equity holders of the Company		**932,910**	625,375
- Minority interests		**126,639**	103,590
		1,059,549	728,965
Dividends	6	**290,718**	212,987
Earnings per share	7		
- Basic		**HK96.3 cents**	HK64.6 cents
- Diluted		**HK95.9 cents**	HK64.2 cents

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30TH JUNE 2007

	Notes	30th June 2007 HK$'000 (unaudited)	31st December 2006 HK$'000 (audited)
Non-Current Assets			
Investment properties		**71,010**	80,570
Property, plant and equipment		**2,861,775**	2,671,797
Prepaid lease payments – non-current portion		**248,506**	251,016
Toll road operating right		**1,742,039**	1,778,596
Other intangible assets		**75,564**	89,659
Goodwill		**428,124**	421,825
Interests in jointly controlled entities		**1,177,423**	2,444,993
Interests in associates		**3,678,444**	3,793,890
Available-for-sale investments		**366,251**	197,109
Loan receivables – non-current portion		**3,322**	3,689
Deposit paid on acquisition of a jointly controlled entity		**225,662**	-
Deposits paid on acquisition of property, plant and equipment		**833,187**	664,945
Deferred tax assets		**23,520**	28,762
		11,734,827	12,426,851
Current Assets			
Inventories		**1,324,386**	1,216,612
Trade and other receivables	*8*	**2,797,473**	1,513,127
Prepaid lease payments – current portion		**7,035**	7,035
Financial assets at fair value through profit or loss		**1,439,957**	1,660,111
Pledged bank deposits		**132,800**	28,560
Short-term bank deposits		**720,562**	674,845
Bank balances and cash		**6,511,596**	6,102,154
		12,933,809	11,202,444
Assets classified as held for sale		**-**	28,833
		12,933,809	11,231,277

	Notes	30th June 2007	31st December 2006
		HK$'000 (unaudited)	HK$'000 (audited)
Current Liabilities			
Trade and other payables	*9*	**1,885,755**	1,535,920
Taxation payable		**135,562**	102,464
Short-term bank and other borrowings		**547,105**	614,741
		2,568,422	2,253,125
Net Current Assets		**10,365,387**	8,978,152
Total Assets Less Current Liabilities		**22,100,214**	21,405,003
Capital and Reserves			
Share capital		**96,953**	96,850
Share premium and reserves		**18,075,677**	17,408,531
Equity attributable to equity holders of the Company		**18,172,630**	17,505,381
Minority interests		**2,229,472**	2,225,614
Total Equity		**20,402,102**	19,730,995
Non-Current Liabilities			
Long-term bank and other borrowings		**1,586,824**	1,561,962
Deferred tax liabilities		**111,288**	112,046
		1,698,112	1,674,008
		22,100,214	21,405,003

Notes:-

(1) REVIEW OF INTERIM FINANCIAL INFORMATION

The interim results for the six months ended 30th June 2007 are unaudited, but have been reviewed in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), by Deloitte Touche Tohmatsu, whose report on review of interim financial information is included in the interim report to be sent to shareholders.

(2) BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the HKICPA.

The condensed consolidated financial statements have been prepared on the historical cost basis, except for certain properties and financial instruments, which are measured at fair values.

The accounting policies adopted in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December 2006 except as described below.

In the current interim period, the Group has applied, for the first time, new and revised standards and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning 1st January 2007.

The adoption of these new HKFRSs had no material effect on the results or the financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognised.

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of new and revised standards or interpretations will have no material impact on the results or the financial position of the Group except for HK(IFRIC) - Int 12 "Service Concession Arrangements" in which the Group has commenced considering the potential impact but not yet in a position to determine whether it would have a significant impact on the results or the financial position of the Group.

HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC) - Int 11	HKFRS 2: Group and Treasury Share Transactions[2]
HK(IFRIC) - Int 12	Service Concession Arrangements[3]

[1]Effective for annual periods beginning on or after 1st January 2009
[2]Effective for annual periods beginning on or after 1st March 2007
[3]Effective for annual periods beginning on or after 1st January 2008

(3) SEGMENT INFORMATION BY BUSINESS

For the six months ended 30th June 2007

	Infrastructure facilities	Medicine	Consumer products	Information technology	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
TURNOVER					
External sales	162,653	2,157,476	1,596,823	-	3,916,952
Segment results	165,122	215,120	361,051	-	741,293
Net unallocated corporate income					112,051
Finance costs					(64,105)
Share of results of jointly controlled entities	(17,933)	22,182	127,051	7,030	138,330
Share of results of associates	-	3,176	95,452	4,748	103,376
Net gain on disposal of interests in subsidiaries, jointly controlled entities and associates					159,482
Discount on acquisition of interest in a subsidiary					2,563
Profit before taxation					1,192,990
Income tax expenses					(133,441)
Profit for the period					1,059,549

For the six months ended 30th June 2006

	Infrastructure facilities	Medicine	Consumer products	Information technology	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
TURNOVER					
External sales	122,064	1,885,791	1,393,950	-	3,401,805
Segment results	210,044	159,495	281,896	26,758	678,193
Net unallocated corporate income					103,980
Finance costs					(56,799)
Share of results of jointly controlled entities	(3,865)	28,561	(33,536)	16,563	7,723
Share of results of associates	-	6,222	91,585	(5,028)	92,779
Net loss on disposal of interests in jointly controlled entities and associates					(4,994)
Gain on disposal of available-for-sale investments					268,074
Dilution loss on share reform of a subsidiary					(214,955)
Allowance for loss on share reform of an associate					(32,139)
Profit before taxation					841,862
Income tax expenses					(112,897)
Profit for the period					728,965

(4) INCOME TAX EXPENSES

	Unaudited Six months ended 30th June 2007 HK$'000	2006 HK$'000
The charge (credit) comprises:		
Current tax		
- Hong Kong	**50,557**	33,648
- Other regions in the PRC	**83,652**	72,693
	134,209	106,341
Under(over)provision in prior years		
- Hong Kong	**(1,493)**	-
- Other regions in the PRC	**3,829**	(59)
	2,336	(59)
Deferred taxation	**(3,104)**	6,615
	133,441	112,897

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profit for the period.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries are entitled to certain exemption and reliefs from PRC income tax for a number of years. Certain PRC subsidiaries are also entitled to reduced tax rates because they are classified as "high technology entities" under the relevant rules. The current period's PRC income tax charges are arrived at after taking into account these various tax incentives, ranging from 7.5% to 33%.

Pursuant to the PRC Enterprise Income Tax Law (the "New Law") passed by the Tenth National People's Congress on 16th March 2007, the new PRC income tax rates for domestic and foreign enterprises are unified at 25% effective from 1st January 2008. The New Law also provides for tax incentives for "high technology entities". As detailed measures concerning the tax incentives have not be issued by the State Council, the management of the Group is not yet in a position to assess the impact, if any. The Group will continue to evaluate the impact when more detailed regulations are announced.

(5) PROFIT FOR THE PERIOD

	Unaudited Six months ended 30th June	
	2007	2006
	HK$'000	HK$'000
Profit for the period has been arrived at after charging (crediting):		
Amortisation of toll road operating right	**36,557**	29,591
Amortisation of other intangible assets	**3,949**	6,193
Depreciation of property, plant and equipment	**119,704**	148,158
Release of prepaid lease payments	**3,306**	3,581
Dividend income from investments	**(1,884)**	(40,649)
(Gain) loss on disposal of property, plant and equipment	**(3,909)**	950
Gain on disposal of available-for-sale investments	**-**	(268,074)
Interest income	**(157,807)**	(116,827)
Net increase in fair value of financial assets at fair value through profit or loss	**(16,699)**	(61,920)
Share of PRC income tax of jointly controlled entities (included in share of results of jointly controlled entities)	**4,843**	8,568
Share of PRC income tax of associates (included in share of results of associates)	**10,917**	4,426

(6) DIVIDENDS

	Unaudited Six months ended 30th June	
	2007	2006
	HK$'000	HK$'000
2006 final dividend paid of HK30 cents (2005 final dividend: HK22 cents) per share	**290,718**	212,987

The directors have determined that an interim dividend of HK37 cents per share (2006 interim dividend: HK22 cents per share) will be paid to shareholders of the Company whose names appear on the Register of Members on 21st September 2007.

(7) EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the Company for the six months ended 30th June 2007 is based on the following data:

	Unaudited Six months ended 30th June 2007 HK$'000	2006 HK$'000
Profits for the purposes of basic earnings per share (profit for the period attributable to equity holders of the Company)	**932,910**	625,375
Effect of dilutive potential ordinary shares - adjustment to the share of results of a jointly controlled entity and an associate based on potential dilution of its earnings per share	**(1,080)**	(2,334)
Earnings for the purposes of diluted earnings per share	**931,830**	623,041

	Unaudited Six months ended 30th June 2007 Number of shares	2006 Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	**968,733,138**	967,919,845
Effect of dilutive potential ordinary shares- in respect of share options	**2,819,462**	2,004,581
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**971,552,600**	969,924,426

(8) TRADE AND OTHER RECEIVABLES

The Group generally allows credit period ranging from 30 days to 180 days to its trade customers.

At 30th June 2007, included in trade and other receivables are trade receivables of HK$1,202,095,000 (31st December 2006: HK$895,234,000) and their aged analysis is as follows:

	30th June 2007 HK$'000	31st December 2006 HK$'000
Trade receivables:		
Within 30 days	**444,693**	377,371
Within 31 – 60 days	**287,617**	200,436
Within 61 – 90 days	**168,562**	93,395
Within 91 – 180 days	**150,928**	104,554
Within 181 – 360 days	**83,578**	99,781
Over 360 days	**66,717**	19,697
	1,202,095	895,234

(9) TRADE AND OTHER PAYABLES

At 30th June 2007, included in trade and other payables are trade payables of HK$691,736,000 (31st December 2006: HK$681,779,000) and their aged analysis is as follows:

	30th June 2007 HK$'000	31st December 2006 HK$'000
Trade payables:		
Within 30 days	378,176	483,708
Within 31 – 60 days	133,132	78,084
Within 61 – 90 days	56,333	29,017
Within 91 – 180 days	61,336	42,482
Within 181 – 360 days	34,109	17,499
Over 360 days	28,650	30,989
	691,736	681,779

SIIC 上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

2007 INTERIM RESULTS

Financial Highlights (Unaudited)

	First Half of 2007 *HK$'000*	First Half of 2006 *HK$'000*	Change %
Turnover	**3,916,952**	3,401,805	+15.1%
Gross profit	**1,485,877**	1,308,571	+13.5%
Profit before taxation	**1,192,990**	841,862	+41.7%
Profit attributable to shareholders	**932,910**	625,375	+49.2%
Interim dividend	**HK37 cents**	HK22 cents	+68.2%
Earnings per share – Basic	**HK96.3 cents**	HK64.6 cents	+49.1%
– Diluted	**HK95.9 cents**	HK64.2 cents	+49.4%

Interim Dividend

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") has resolved to pay an interim dividend for the six months ended 30th June 2007 of HK37 cents per share, which will be payable on Wednesday, 3rd October 2007 to Shareholders whose names appear on the Register of Members of the Company on Friday, 21st September 2007.

The Register of Members of the Company will be closed from Wednesday, 19th September 2007 to Friday, 21st September 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Tricor Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on Tuesday, 18th September 2007.

Cai Lai Xing
Chairman

Hong Kong, 30th August 2007

NOTIFICATION

Interim Results, Closure of Books, Dividend or Distribution

The information in this notification does not constitute a statutory results announcement. The results announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Shanghai Industrial Holdings Limited at www.sihl.com.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites and merely contains certain information extracted from the announcement. Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays), from today until 30th September 2007 or until such time as the Interim Report 2007 is sent to Shareholders, whichever is the later. Copies will be provided upon request at no charge.

Our Ref: SIHL/ADR/07

30th August 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of two announcements both dated 29th August 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcements shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

Encls.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

M:\Kylie\Letter\Letter Format (363)\Ltr to SEC (ADR).doc

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

ANNOUNCEMENT

PROPOSED SPIN-OFF AND SEPARATE LISTING OF THE WING FAT PRINTING COMPANY, LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The Board is pleased to announce that on 29th August 2007, a subsidiary of the Company, WF Printing submitted an advance booking form with the Stock Exchange for an application for the listing of, and permission to deal in, the WF Shares on the Main Board of the Stock Exchange. No action has been taken or will be taken to permit a public offering of the WF Shares in any jurisdiction other than Hong Kong.

It is intended that the Qualifying Shareholders will be provided with an assured entitlement to WF Shares by way of preferred application in the Global Offering to be agreed between WF Printing and the Company with advice from the sponsor in the separate listing, if the Board and the WF Board decide to proceed with the Proposed Spin-Off and the Global Offering and the Listing Committee of the Stock Exchange has given its approval of the Proposed Spin-Off and the Global Offering.

According to Rule 13.36 of the Listing Rules, WF Printing is a major subsidiary of the Company. The Proposed Spin-Off may constitute a "material dilution" of the Company's interest in a "major subsidiary" as referred to in Rule 13.36(1) of the Listing Rules. As such, the Proposed Spin-Off will require the approval of the Shareholders. No Shareholder is required to abstain from voting in respect of the resolution to be proposed at the EGM to approve the Proposed Spin-Off. An independent board committee comprising the independent non-executive Directors will be formed to advise the Shareholders and an independent financial adviser will be appointed to advise the independent board committee and the Shareholders in respect of the Proposed Spin-Off.

The Company will convene the EGM at which an ordinary resolution will be proposed to approve, if thought fit, the Proposed Spin-Off and a circular containing, among other things, particulars of the Proposed Spin-Off, a letter of advice from the independent board committee to the Shareholders, a letter of advice from the independent financial adviser to the independent board committee and the Shareholders as well as a notice convening the EGM and the form of proxy for use at the EGM will be dispatched to the Shareholders as soon as practicable.

Shareholders and investors should note that the Proposed Spin-Off is subject to, among others, the conditions referred to in this announcement, the decision of the Board as well as market conditions prevailing at the time immediately before the Proposed Spin-Off. As the Proposed Spin-Off may or may not proceed, Shareholders and investors are advised to exercise caution when dealing in the securities of the Company.

Further to the announcement of the Company on 18th July 2007 announcing that the Company was considering the Proposed Spin-Off, the Board is pleased to announce that on 29th August 2007, a subsidiary of the Company, WF Printing submitted an advance booking form with the Stock Exchange for an application for the listing of, and permission to deal in, the WF Shares on the Main Board of the Stock Exchange.

INFORMATION ON WF PRINTING

WF Printing is a public company incorporated in Hong Kong in 1920 and its issued ordinary share capital is indirectly owned as to approximately 93.44% by the Company. The business of the WF Group focuses on (1) quality printing of packaging materials in Hong Kong and various provinces in the PRC principally for cigarettes, alcohol and other consumer products, and (2) production of containerboard in Hebei Province, the PRC, for manufacture of corrugated boxes and other packaging boxes by its customers. In addition, the WF Group engages in paper trading, which involves sales of printing and recovered paper. The WF Group's printing business is headquartered in Hong Kong with 7 production bases in Hong Kong and a number of major provinces in the PRC, namely, Guangdong Province, Henan Province, Zhejiang Province and Sichuan Province. All of the Group's printing, paper making and paper trading businesses are conducted through the WF Group.

THE PROPOSED SPIN-OFF

The Proposed Spin-Off involves the separate listing of the WF Shares on the Main Board of the Stock Exchange and will include an offer to the public for subscription in Hong Kong of new WF Shares and the private placement of new WF Shares to certain institutional and professional investors inside and outside Hong Kong ("**Global Offering**") with an over-allotment option to be granted to the underwriters of the Global Offering to require WF Printing to allot and issue additional WF Shares up to such amount as will represent up to 15% of the initial WF Shares to be offered for subscription under the Global Offering ("**Over-allotment Option**"). It is intended that the Qualifying Shareholders will be provided with an assured entitlement to WF Shares by way of preferred application in the Global Offering to be agreed between WF Printing and the Company with advice from the sponsor in the separate listing, if the Board and the WF Board decide to

proceed with the Proposed Spin-Off and the Global Offering and the Listing Committee of the Stock Exchange has given its approval of the Proposed Spin-Off and the Global Offering.

The Proposed Spin-Off will be subject to, among others, the following conditions:

(a) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the WF Shares in issue and to be issued pursuant to the Proposed Spin-Off;

(b) the obligations of the underwriters under the underwriting agreement to be entered into between, among others, WF Printing, the Company and the underwriters in connection with the separate listing of the WF Shares becoming unconditional and the underwriting agreement not being terminated in accordance with its terms or otherwise, on or before the date and time to be specified therein; and

(c) the passing of a resolution at the EGM by the Shareholders approving the Proposed Spin-Off.

The Proposed Spin-Off will not proceed if such conditions are not satisfied.

REASONS FOR AND BENEFITS OF THE PROPOSED SPIN-OFF

The business of the WF Group has grown to a size sufficient to command a separate listing status and the Directors consider that such listing will be beneficial to the Company for the following reasons:

(a) it enables the Company to focus on and further develop its remaining business and deploy its capital more efficiently by providing the Company with the flexibility to raise funds from the capital markets in future to support its growth through continuing organic expansion as well as acquisitions and enabling the WF Group to take advantage of its growth potential by attracting new investors who are seeking investments in the industries of printing as well as paper making; and

(b) the value of the WF Group is expected to be enhanced through the Proposed Spin-Off given that:

  (i) a listing on the Stock Exchange will enhance WF Printing's profile amongst its customers, suppliers and other business partners, as well as its ability to recruit good talents available;

  (ii) a listing on the Stock Exchange will enable WF Printing to directly and independently access both equity and debt capital markets, as well as facilitate it to secure bank credit facilities;

  (iii) following the Proposed Spin-Off, WF Printing, as a listed company, would be able to offer an equity based incentive program (such as a share option scheme) that correlates directly to the performance of its own business to its employees and would therefore be

in a better position to motivate its employees with incentive programs that closely align with the objective of shareholder value creation;

(iv) the independent listing of WF Printing will lead to a more direct alignment of its management's responsibilities and accountability with its operating and financial performance. This is expected to result in enhanced management focus, which should in turn lead to improved decision-making processes, faster response-time to market changes and increased operational efficiency. The top management of WF Printing will be under heightened scrutiny from the investor community and it will be possible to measure their performance against the stock market performance of WF Printing relative to its industry peers listed on the Stock Exchange. It will also be possible to link management incentives to such performance, thereby increasing management motivation and commitment; and

(v) a listing on the Stock Exchange will also provide clarity of the credit profile of the WF Group for rating agencies and financial institutions that wish to analyse and lend against the credit of a service provider and material supplier in the printing and paper packaging industry.

The Company is expected to remain as a controlling shareholder of the WF Group after completion of the Proposed Spin-Off, and to benefit from any enhanced value of the WF Group through the Proposed Spin-Off.

GENERAL

According to Rule 13.36 of the Listing Rules, WF Printing is a major subsidiary of the Company. The Proposed Spin-Off may constitute a material dilution of the Company's interest in WF Printing (as defined under Rule 13.36 of the Listing Rules) since after completion of the Proposed Spin-Off and assuming the exercise of the Over-allotment Option in full, the Company's interest in WF Printing will be diluted to the extent of 5% or more as determined under the revenue, profits and assets tests calculated pursuant to Rule 14.07. As such, the Proposed Spin-Off will require the approval of the Shareholders. No Shareholder is required to abstain from voting in respect of the resolution to be proposed at the EGM to approve the Proposed Spin-Off. An independent board committee comprising the independent non-executive Directors will be formed to advise the Shareholders and an independent financial adviser will be appointed to advise the independent board committee and the Shareholders in respect of the Proposed Spin-Off.

The Company will convene the EGM at which an ordinary resolution will be proposed to approve, inter alia, the Proposed Spin-Off and a circular containing, among other things, particulars of the Proposed Spin-Off, a letter of advice from the independent board committee to the Shareholders, a letter of advice from the independent financial adviser to the independent board committee and the Shareholders as well as a notice convening the EGM and the form of proxy for use at the EGM will be dispatched to the Shareholders as soon as practicable.

Shareholders and investors should note that the Proposed Spin-Off is subject to, among others, the conditions referred to above, the decision of the Board as well as market conditions prevailing at the time immediately before the Proposed Spin-Off. As the Proposed Spin-Off may or may not proceed, Shareholders and investors are advised to exercise caution when dealing in the securities of the Company.

Further announcements concerning the Proposed Spin-Off will be made in accordance with the requirements of the Listing Rules as and when appropriate.

The Group is principally engaged in the business of real estate investment, infrastructure facilities, medicine and consumer products.

DEFINITIONS

"Board"	the board of directors of the Company
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"EGM"	the extraordinary general meeting to be convened by the Company at which an ordinary resolution will be proposed to approve, if thought fit, the Proposed Spin-Off
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Non-qualifying Shareholders"	Shareholder(s) whose names appear on the register of members of the Company on a record date to be determined with address(es) as shown in the register of members of the Company on that day that is(are) outside Hong Kong and whom the Board, after making enquiries, considers it necessary or expedient on account either of legal restrictions under the laws of the relevant overseas places or the requirements of the relevant regulatory bodies or stock exchanges in those places not to provide them with an assured entitlement to the WF Shares
"PRC"	the People's Republic of China which, for the purpose of this announcement, excludes Hong Kong, the Macao Special Administrative Region of the PRC and Taiwan

"Proposed Spin-Off"	the proposed separate listing of the ordinary shares of WF Printing on the Main Board of the Stock Exchange
"Qualifying Shareholders"	Shareholders, other than the Non-qualifying Shareholders, whose names appear on the register of members of the Company on a record date to be determined
"Shareholders"	holders of shares of HK$0.10 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"United States"	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"WF Board"	the board of directors of WF Printing
"WF Group"	WF Printing and its subsidiaries
"WF Printing"	The Wing Fat Printing Company, Limited, a public company incorporated in Hong Kong with limited liability which issued ordinary share capital is indirectly owned as to approximately 93.44% by the Company
"WF Shares"	ordinary shares of WF Printing

By Order of the Board
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 29th August 2007

As at the date of this announcement, the Board is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

South China Morning Post

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

NOTIFICATION
SPIN-OFF / PRICE SENSITIVE INFORMATION

Proposed Spin-off and Separate Listing of The Wing Fat Printing Company, Limited on the Main Board of The Stock Exchange of Hong Kong Limited

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Shanghai Industrial Holdings Limited at www.sihl.com.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays), from today until 29th September 2007. Copies will be provided upon request at no charge.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 29th August 2007

END